Proskauer Rose LLP 1001 Pennsylvania Avenue, NW Suite 600 South Washington, DC 20004-2533

March 23, 2022 By EDGAR	William J. Tuttle Partner d +1.202.416.6860 f +1.202.416.6899 WTuttle@proskauer.com www.proskauer.com

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ashley Vroman-Lee

Re:	Gladstone Capital Corporation

Registration Statement on Form N-14, File No. 333-262928

Ladies and Gentlemen,

On behalf of Gladstone Capital Corporation, a Maryland corporation (the “Company”), we hereby respond to the comment raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Registration Statement on Form N-14, File No. 333-262928 (the “Registration Statement”), on March 17, 2022 between Ashley Vroman-Lee of the Staff and William J. Tuttle of Proskauer Rose LLP, outside counsel to the Company. For your convenience, a transcription of the Staff’s comment is included in this letter, and is followed by the response.

1.

We note that you are registering securities in reliance on the Staff’s position enunciated in Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1988), Morgan, Stanley & Co. Inc., SEC no-action letter (June 5, 1991), and Shearman & Sterling, SEC no-action letter (July 2, 1993). Please provide a supplemental letter stating that the Company is registering the exchange offer in reliance on the Staff’s position contained in these letters and include the representations contained therein.

Response:

As requested, the supplemental letter is attached as Exhibit A.

* * * * * * *

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Paris | São Paulo | Washington, DC

Ashley Vroman-Lee

March 23, 2022

If you have any questions, please feel free to contact the undersigned by telephone at 202.416.6860 (or by email at wtuttle@proskauer.com) or Erin Lett by telephone at 202.416.6829 (or by email at elett@proskauer.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ William J. Tuttle

William J. Tuttle

cc:	Nicole Schaltenbrand, Gladstone Capital Corporation

Michael LiCalsi, The Gladstone Companies

Erich Hellmold, The Gladstone Companies

Erin Lett, Proskauer Rose LLP

EXHIBIT A

GLADSTONE CAPITAL CORPORATION

1521 WESTBRANCH DRIVE, SUITE 100

MCLEAN, VIRGINIA 22102

March 23, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ashley Vroman-Lee

Re:	Gladstone Capital Corporation

Registration Statement on Form N-14, File No. 333-262928

Ladies and Gentlemen:

Gladstone Capital Corporation (the “Company”) is registering the exchange offer (the “Registered Exchange Offer”) described in the Registration Statement on Form N-14 (Registration No. 333-262928) (the “Registration Statement”) and the prospectus contained therein (the “Prospectus”) relating to the registration of $50.0 million aggregate principal amount of the Company’s 3.75% Notes due 2027 (the “New Notes”), which are to be registered under the Securities Act of 1933, as amended (the “Securities Act”). The New Notes will be offered in exchange for an equal principal amount of the Company’s issued and outstanding 3.75% Notes due 2027 (the “Old Notes”). The New Notes are being registered in reliance on the position of the staff enunciated in Exxon Capital Holdings Corp. (available May 13, 1988), Morgan Stanley and Co. Inc. (available June 5, 1991) and Shearman & Sterling (available July 2, 1993).

The Company has not entered into any arrangement or understanding with any person to distribute the securities to be received in the Registered Exchange Offer and, to the best of the Company’s information and belief, each person participating in the Registered Exchange Offer: (i) is neither an “affiliate” of the Company within the meaning of the Securities Act, nor a broker-dealer acquiring the New Notes in exchange for Old Notes acquired directly from the Company for its own account; (ii) is acquiring the New Notes in its ordinary course of business; and (iii) is not engaged in, and does not intend to engage in, the distribution of the New Notes to be received in the Registered Exchange Offer and has no arrangement or understanding with any person to participate in the distribution of the securities to be received in the Registered Exchange Offer.

The Company will make each person participating in the Registered Exchange Offer aware (through the Prospectus or otherwise) that if such person is participating in the Registered Exchange Offer for the purpose of distributing the New Notes to be acquired in the Registered Exchange Offer, such person (i) could not rely on the staff position enunciated in Exxon Capital Holdings Corp. (available May 13, 1988) or similar interpretive letters and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction unless made pursuant to an exemption from or not subject to such requirements. The Company acknowledges that such secondary resale transactions should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K promulgated under the Securities Act or Item 5 of Form N-2, as applicable.

The Company will make each person participating in the Registered Exchange Offer aware (through the Prospectus or otherwise) that (i) any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such Old Notes pursuant to the Registered Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of such New Notes, which may be the Prospectus so long as it contains a plan of distribution in connection with any such resale transactions and (ii) by delivering the letter of transmittal (or similar documentation to be executed by a person in order to participate in the Registered Exchange Offer), any such broker-dealer represents that it will so deliver a prospectus meeting the requirements of the Securities Act. The Company will include in the letter of transmittal (or similar documentation to be executed by a person in order to participate in the Registered Exchange Offer) a provision stating that: If the tendering holder is a broker-dealer that will receive New Notes for its own account in exchange for Old Notes, where the Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, it acknowledges that it will comply with the prospectus delivery requirements of the Securities Act in connection with any sale or other transfer of the New Notes received in the Registered Exchange Offer.

Very truly yours,

Gladstone Capital Corporation

By:	/s/ Nicole Schaltenbrand
Name:	Nicole Schaltenbrand
Title:	Chief Financial Officer and Treasurer